02053930

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48095

RECEIVED NOV 29 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carolina Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 1/2 West Franklin Street
(No. and Street)

Chapel Hill,	North Carolina	27516
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G. Shugrue (919) 960-0807
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Thomas G. Shugrue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Capital Markets, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

This the 20th day of Nov. 2002.

[signature]
Signature

President
Title

[signature]
Notary Public

My commission expires: 7-20-03

DENISE PRICE TEDESCUCCI NOTARY PUBLIC ORANGE COUNTY N.C.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carolina Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Carolina Capital Markets, Inc. as of September 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carolina Capital Markets, Inc. as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 29, 2002

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents	$	81,521
Receivable from broker/dealers		496,902
Securities owned, at estimated fair value		3,300
Furniture and equipment (net of accumulated depreciation of $47,092)		229
TOTAL ASSETS	$	581,952

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	49,351
Commissions payable		147,114
Total Liabilities	$	196,465
SHAREHOLDERS' EQUITY		
Common stock, class A, no par value, authorized 400,000 shares, issued 50,000 shares, outstanding 40,000 shares	$	293,275
Common stock, class B, non-voting, no par value, authorized 100,000 shares, issued 15,552 shares, outstanding 0 shares		100,000
Additional paid-in capital		5,500
Retained earnings		63,476
Less 10,000 class A shares, 15,552 class B shares, in treasury, at cost		(76,764)
Total Shareholders' Equity	$	385,487
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	581,952

The accompanying notes are an integral part of this financial statement.

CAROLINA CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of The North Carolina Company, was incorporated in the state of North Carolina on February 1, 1994. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Owned – Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions – Securities transactions of the Company including commission revenue and related expense are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Office Furniture and Equipment - Depreciation is provided using the straight-line method over five and seven year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

Clearing Agreement with Off Balance Sheet Risk - In May, 2000 Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. On certain transactions with specified customers, not exceeding stated amounts, Clearing Broker/dealer has agreed to guarantee trades and assume the risks that are generally assumed by the Company for all other customer transactions, as hereafter stated. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the aforementioned agreement is three years and is automatically renewed for additional one year terms unless notification of termination by either party occurs. Under terms of the agreement the Company is required to maintain $1,000,000 blanket bond insurance coverage, net capital, computed in accordance with SEC Rule 15c3-1, of $75,000 in excess of minimum amount required and a $50,000 deposit with the Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on

NOTE 2 - COMMITMENTS - (Continued)

the statement of financial condition. Also, included in the agreement are monthly minimum charges and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the initial term.

Through its Clearing Broker/dealer the Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include when-issued securities. The derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility. Since only customers of the Company use these derivative financial instruments, the Company's exposure to risk is limited to that resulting in the event these customers are unable to fulfill their contracted obligations and, under the terms of its agreements with the Clearing Broker/dealer, the Company is held responsible for any resulting loss.

Operating Leases - Minimum annual rentals under non-cancellable leases for office space, expiring July 31, 2004 and April 14, 2009 and quotation services, expiring at various times through April, 2004, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Year Ended September 30,	Total	Office Space	Quotation Services
2003	$ 202,417	$ 67,882	$ 134,535
2004	133,354	93,164	40,190
2005	71,408	71,408	
2006	73,190	73,190	
2007	75,018	75,018	
2008	76,894	76,894	
2009	39,248	39,248	
Total	$ 671,529	$ 496,804	$ 174,725

NOTE 2 - COMMITMENTS - (Continued)

The office lease, expiring July 31, 2004, above contains certain rent adjustments in years three through five based on any increases in the cost of living and potential real estate tax escalations.

Rent expense pursuant to operating leases for the year ended September 30, 2002 was $151,859.

NOTE 3 - SECURITIES OWNED

Securities owned consist entirely of warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the securities at their original cost of $3,300.

NOTE 4 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of The North Carolina Company (the Parent). Through common ownership or control, the Company is also affiliated with Carolina Investment Management, Inc.

The Parent has paid other operating expenses on the Company's behalf without anticipated reimbursement. During the year ended September 30, 2002 the Company incurred $606,000 in management fees to the Parent.

NOTE 5 - S CORPORATION

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent, The North Carolina Company.

NOTE 6 - PRIOR PERIOD ADJUSTMENT

Treasury stock at the beginning of the year has been adjusted to correct an error in which the actual amount paid for treasury shares during the year ended September 30, 2001 was understated by $963.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2002 the Company's net capital and required net capital were $376,958 and $100,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 52%.